SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                        UNDER THE SECURITIES ACT OF 1934

                           SOLOMON TECHNOLOGIES, INC.

                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                    83426W101

                                 (CUSIP Number)

                            Pinetree (Barbados) Inc.

                            30E Lower Halcyon Heights

                          Lascelles, St. James Barbados

                                 (246) 432-0401

                         Attention: Dr. J. Gordon Murphy

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications

                                   May 3, 2004

             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.

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CUSIP NO.  83426W101                   13D            Page 2 of 5
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  1   NAME OF REPORTING PERSONS
      Pinetree (Barbados) Inc.

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See      (a)
      Instructions)                                              (b)

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  3   SEC USE ONLY

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  4   SOURCE OF FUNDS (See Instructions)  PF

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  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)

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  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Barbados

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   NUMBER OF     7   SOLE VOTING POWER
    SHARES

 BENEFICIALLY        2,192,948 (1)

 OWNED BY EACH
   REPORTING
    PERSON

     WITH

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                 8   SHARED VOTING POWER

                     0 (2)

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                 9   SOLE DISPOSITIVE POWER

                     2,192,948 (1)

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                 10  SHARED DISPOSITIVE POWER

                     0 (2)

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1 The 2,192,948  shares of Common Stock,  par value $.001 per share (the "Common
Stock") of Solomon Technologies, Inc. (the "Company") for which Pinetree (Barbados) Inc. ("Pinetree") has sole voting power are comprised of (a) a Common Stock warrant to purchase (a "Common Stock Purchase Warrant") 50,000 shares of the Company's Common Stock, issued to Pinetree for the extension of the mandatory payment due date under a certain Convertible Secured Promissory Note dated July 31, 2003 (the "Secured Note"); (b) 921,474 shares of Common Stock that are issuable upon the conversion of 921,474 shares of Series A Preferred Stock, par value $.001 per share (the "Series A Preferred Stock") of which (i) 621,474 shares were acquired from the conversion of the Secured Note and (ii) 300,000 shares were purchased by Pinetree pursuant to a certain Securities Purchase Agreement, dated as of April 15, 2004 (the "Securities Purchase Agreement") by and among the Company, Pinetree, and certain other investors (the "Investors"); and (c) 1,221,474 shares of Common Stock issuable upon the exercise of Common Stock Warrants purchased by Pinetree pursuant to the Securities Purchase Agreement. The Series A Preferred Stock and Common Stock Purchase Warrants are held by RBC Dominion Securities, Inc., in trust for Pinetree.

2 Pinetree, along with the Investors, have executed an Irrevocable Proxy in favor of Woodlaken, LLC ("Woodlaken"), granting to Woodlaken an irrevocable proxy to vote or act by written consent to the fullest extent permitted by and subject to applicable law. This Irrevocable Proxy terminates upon Pinetree's conversion of the Series A Preferred Stock.

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CUSIP NO.  83426W101                   13D            Page 3 of 5
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--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,192,948 (1)

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 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
      Instructions)

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 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       30.8%

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 14   TYPE OF REPORTING PERSON (See Instructions)
      OO

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 1. SECURITY AND ISSUER.

       The title of the class of equity securities to which this statement relates is Common Stock, par value $.001 per share (the "Common Stock") of Solomon Technologies, Inc., a Delaware corporation (the "Company"). The address of the principal place of business of the Company is 1400 L&R Industrial Boulevard, Tarpon Springs, Florida 34689.

2. IDENTITY AND BACKGROUND.

            (A) This Schedule 13D is being filed by Pinetree (Barbados) Inc., a corporation formed under the laws of Barbados.

            (B) The address of the principal office of Pinetree is 30E Lower Halcyon Heights, Lascelles, St. James, Barbados.

            (C) Not applicable

            (D) During the past five years, neither Pinetree, nor to Pinetree's knowledge, any of its officers or directors, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

            (E) During the past five years, neither Pinetree, nor to Pinetree's knowledge, any of its executive officers or directors , has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

            (F) Pinetree is an entity formed under the laws of Barbados.

3. SOURCE AND AMOUNTS OF FUNDS AND OTHER CONSIDERATION.

       On December 12, 2003, the Company issued to Pinetree a Common Stock warrant to purchase (a "Common Stock Purchase Warrant") 50,000 shares Common Stock, in return for extending the due date for a $50,000 mandatory payment due under the terms of a Convertible Secured Promissory Note dated July 31, 2003 (the "Secured Note"). Under the terms of the Securities Purchase Agreement, dated as of April 15, 2004 (the "Securities Purchase

CUSIP NO.  83426W101                   13D
                                                                     Page 4 of 5

Agreement"), by and among the Company, Pinetree, and certain other investors (the "Investors"), Pinetree converted the outstanding indebtedness of $621,474 owed by the Company to Pinetree under the Secured Note, into 621, 474 shares of Series A Preferred Stock, par value $.001 per share (the "Series A Preferred Stock) of the Company, as well as a Common Stock Purchase Warrant for 621,474 shares of Common Stock. Pinetree also purchased 300,000 shares of Series A Preferred Stock, and a Common Stock Purchase Warrant for 600,000 shares of
Common Stock of the Company, for an aggregate purchase price of $300,000, pursuant to the terms of the Securities Purchase Agreement. The shares of Series A Preferred Stock and the Common Stock Purchase Warrants acquired by Pinetree are immediately convertible or excercisable, as the case may be, into 921,474 shares of Common Stock and 1,271,474 shares of Common Stock, respectively. The consideration used by Pinetree to purchase the shares of Series A Preferred Stock and the Common Stock Purchase Warrant was Pinetree's own funds.

4. PURPOSE OF TRANSACTION.

      All of the shares of Series A Preferred Stock and the Common Stock Purchase Warrant reported herein, including the shares of Common Stock issuable upon the conversion or exercise thereof, were acquired for investment purposes.

5. INTEREST IN SECURITIES OF THE ISSUER.

      (A) As of the date hereof, Pinetree is deemed to beneficially own an aggregate of 2,192, 948 shares of Common Stock, representing approximately 30.8% of the number of shares of Common Stock stated to be outstanding in the Company's most recent filings with the U.S. Securities and Exchange Commission.

      (B) Pursuant to an Irrevocable Proxy by and between Pinetree and Woodlaken, dated April 15, 2004, Pinetree conveyed its power to direct the vote of the 921,474 shares of the Series A Preferred Stock to Woodlaken. Upon Pinetree's conversion of the Series A Preferred Stock to shares of Common Stock, Pinetree shall have the sole power to direct the vote and to direct the disposition of the Common Stock.

      (C) Other than as set forth in this Schedule 13D, Pinetree has not effected transactions in the shares of Common Stock of the Company during the past sixty (60) days.

      (D) Not applicable.

      (E) Not applicable.

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other calls, guarantees or profits, divisions of profits or loss, or the giving or withholding of proxies.

CUSIP NO.  83426W101                   13D
                                                      Page 5 of 5


7. MATERIAL TO BE FILED AS EXHIBITS:

      1.0    Irrevocable Proxy dated April 15, 2004 granted to Woodlaken, LLC.



Signatures

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

PINETREE (BARBADOS) INC.



By:                                       Date:
   --------------------------------             -------------------------
Name:  Dr. J. Gordon Murphy
Title:    President

                                IRREVOCABLE PROXY

      In accordance with the Securities Purchase Agreement (the "Agreement") by and among Solomon Technologies, Inc., a Delaware corporation, and certain Investors, as designated in the Stock Purchase Agreement, dated April 15, 2004, the undersigned agrees as follows:

 1. Grant of Irrevocable Proxy.

      (a) The undersigned stockholder (the "Stockholder") with respect to all of the shares (the "Shares") of Series A Preferred Stock, par value 50.001 per share (the "Series A Preferred Stock") owned by the Stockholder in Solomon Technologies, Inc., a Delaware corporation, (the "Company") hereby grants to Woodlaken, LLC, a Connecticut limited liability company, (the "Holder") an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the Holder may determine in its sole and absolute discretion to be in the Holder's own best interest, all of the Shares with respect to which the Stockholder has voting power at the date hereof at any meeting of stockholders of the Company or action by written consent with respect to any matter or the transactions contemplated thereby; provided, however, that the rights granted by the Stockholder to the Holder contained herein shall not permit the Holder to vote, and the Stockholder reserves the right to vote, the Shares with respect to any proposal to amend, delete or waive any rights of the Stockholder under Section 7, Preemptive Rights, in the Amended and Restated Certificate of Designation of Series and Determination of Rights and Preferences of Series A-Preferred Stock of Solomon Technologies, Inc. It is expressly understood and agreed that the foregoing irrevocable proxy is hereby granted to the Holder by the Stockholder pursuant to the Agreement and is coupled with an interest

      (b) Because of this interest in the Shares, the Holder shall have no duty, liability and obligation whatsoever to the Stockholder arising out of the exercise by the Holder of the foregoing irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Holder's rights under the irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Holder or any of his affiliates in connection with any exercise of the irrevocable proxy granted hereunder.

      (c) The Stockholder has the right to notice of or to any and all special and general meetings of stockholders during the term of this Irrevocable Proxy and further severally agrees that if any notice is given by the Company to the Stockholder, such notice will be deemed to have been validly given to the Stockholder for all purposes.

      (d) This irrevocable proxy shall. expire as to those Shares on the date that such Shares are converted into Common Stock on the Company, but shall continue as to any Shares not so converted.

2.  Legend.   The  Stockholder   agrees  to  permit  an  appropriate  legend  on
certificates evidencing the Shares reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3. Representations and Warranties. The Stockholder represents and warrants to the Holder as follows:

      (a) The Stockholder has the all necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes his legal and valid obligation enforceable against the Stockholder in accordance with its terms.

      (b) The Stockholder is the record owner of the Shares listed under his name on Appendix A and the Stockholder has plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than this Irrevocable Proxy; and such Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

  4. Equitable Remedies. The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Holder may be enforced by a decree of specific performance issued by a court of competent jurisdiction, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies which the Holder may otherwise have available.

Pinetree (Barbados) Inc.

/s/ Dr. J. Gordon Murphy
------------------------------
Name:  Dr. J. Gordon Murphy
Title: President


                                   APPENDIX A

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           Certificate Number                       Number of Shares

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                  13                                     921,474
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